TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

03045658

16 December 2003

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549.
USA

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH, D.C. 188 SECTION

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Peter Caillard
Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

16 December 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Transaction statements and letter being mailed to former holders of Jupiters Limited ordinary shares who were determined to be "Ineligible Overseas Shareholders"

Attached is a transaction confirmation statement and letter containing information about the disposal of Jupiters Limited ordinary shares, which is being dispatched today to former holders of Jupiters Limited ordinary shares who were determined to be "Ineligible Overseas Shareholders" pursuant to the merger with TABCORP Holdings Limited (TABCORP).

In accordance with the Scheme Booklet, TABCORP ordinary shares that were allocated to Ineligible Overseas Shareholders were issued to an appointed nominee. The nominee sold these shares on market realising net proceeds equivalent to $11.1922 per TABCORP ordinary share (rounded). Cheques are being dispatched to Ineligible Overseas Shareholders' registered address today.

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000, Australia
GPO Box 1736
Melbourne, Vic, 3001, Australia
Telephone: +61 3 9615 9780
Facsimile: +61 3 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

16 December 2003

Reference No.:

TRANSACTION CONFIRMATION STATEMENT

This statement confirms:

- that [****] ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer, representing A$[****].

- that a further [****] Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that, because you were an 'Ineligible Overseas Shareholder' within the meaning of the Ordinary Share Scheme, on 13 November 2003, a nominee of TABCORP Holdings Limited was issued 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

  The nominee subsequently sold the [****] TABCORP Shares referred to above on the Australian Stock Exchange and remitted the net proceeds to TABCORP Investments No.2 Pty Ltd. The net proceeds attributable to the sale of the TABCORP Shares issued to the nominee in respect of the Jupiters Shares registered in your name (after taking into account brokerage and other selling costs, taxes and charges) was A$[*****].

  The cheque for A$[*****] below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of your Jupiters Shares.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING

CHEQUE

None of the transactions described in this statement took place on a stock market, other than the sale of TABCORP Shares by TABCORP's nominee as outlined overleaf.

No stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Please note your Reference Number recorded in this statement. This Reference Number must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on +61 2 6216 1111 if you need the "Guide To Capital Gains Tax".

Privacy Statement
ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars' privacy policy is available on its website (www.asxperpetual.com.au).

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

16 December 2003

Allocation of TABCORP Shares and Cash under the Merger with Jupiters Limited

As a holder of ordinary shares in Jupiters Limited (Jupiters ordinary shares) registered at the record date, being 5.00pm (Queensland time) on 10 November 2003, you were allocated cash and fully paid ordinary shares in the capital of TABCORP Holdings Limited (TABCORP ordinary shares) under the scheme of arrangement between Jupiters Limited and its ordinary shareholders (Ordinary Share Scheme).

The registered address for your Jupiters holding at record date meant that you are an "Ineligible Overseas Shareholder" for the purposes of the Ordinary Share Scheme.

Under the Ordinary Share Scheme any TABCORP ordinary shares in which you have an interest were issued to a nominee appointed by TABCORP. In accordance with the terms of the Ordinary Share Scheme, the nominee sold these TABCORP ordinary shares and the average net cash proceeds have been provided to you in the enclosed Transaction Confirmation Statement and attached cheque together with any other cash entitlements.

For the purpose of calculating your allocated cash entitlement, you may find the information overleaf of assistance. This information is a summary only with calculations subject to the effects of rounding.

Shareholders should refer to their Transaction Confirmation Statement, dated 16 December 2003, to determine how the calculations were applied to their own holding of Jupiters ordinary shares.

Further information and examples of the method of calculation under the Standard Cash and Shares Offer may be found in the Jupiters Limited Scheme Booklet dated 5 September 2003, pp.10, 120 – 121.

Yours faithfully,

Peter Caillard

Peter Caillard
Company Secretary

Summary Calculation for the Allocation of TABCORP Shares and Cash under the Merger with Jupiters Limited

A. Standard Cash and Shares Offer

Under the Ordinary Share Scheme, Jupiters shareholders not making a valid alternative election received cash and TABCORP ordinary shares, calculated in the following way:

1. Number of Jupiters ordinary shares held x 45.714%
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x 0.525
4. Result rounded to nearest whole number (fractions of 0.5 or more are rounded up) = **TABCORP ordinary shares allocated**

and:

1. Number of Jupiters ordinary shares held x 54.286%
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x $5.25 = **Cash payment**

B. Maximum Shares Election

Jupiters shareholders making a valid Maximum Shares Election received cash and TABCORP ordinary shares, calculated in the following way:

1. Number of Jupiters ordinary shares held x 47.7615625% (rounded)
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x 0.525
4. Result rounded to nearest whole number (fractions of 0.5 or more are rounded up) = **TABCORP ordinary shares allocated**

and:

1. Number of Jupiters ordinary shares held x 52.2384375% (rounded)
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x $5.25 = **Cash payment**

C. Net proceeds from sale of TABCORP shares

1. Number of TABCORP ordinary shares allocated x $11.1922432454 (rounded)
2. Result rounded to nearest whole cent (fractions of 0.5 or more are rounded up) = **Cash payment**

D. Total cash consideration payable

The total cash consideration payable to you is the total of the above applicable cash payments, which is equivalent to the Cash payment from either A or B plus the Cash payment from C.